Exhibit 21.0

LIST OF SUBSIDIARIES

Registrant:            SI Financial Group, Inc.

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation
Savings Institute Bank and Trust Company	100%	United States
SI Capital Trust II (1)	100%	Delaware
803 Financial Corp. (2)	100%	Connecticut
SI Realty Company, Inc. (2)	100%	Connecticut
SI Mortgage Company (2)	100%	Connecticut

(1)	In accordance with Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” SI Capital Trust II is not included in the Company’s consolidated financial statements.

(2)	Wholly-owned subsidiary of Savings Institute Bank and Trust Company.